

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Ann Gugino
Chief Financial Officer
Papa John's International, Inc.
2002 Papa John's Boulevard
Louisville , Kentucky 40299

> **Re: Papa John's International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 27, 2020**
> **Filed February 25, 2021**
> **File No. 000-21660**

Dear Ms. Gugino:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Caroline Oyler